THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 18, 1997 PURSUANT
                   TO RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            RAC FINANCIAL GROUP, INC
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    749207106
                                 (CUSIP NUMBER)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS SCHEDULE 13G IS BEING FILED
              IN PAPER PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION.

                         (Continued on following pages)

                                Page 1 of 6 Pages
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CUSIP No. 749207106                    Schedule 13G            Page 2 of 6 Pages



1        NAME OF REPORTING PERSON                              RONALD M. MANKOFF
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)

                                                                       (b)   [X]
3        SEC USE ONLY
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States
                   5      SOLE VOTING POWER                   824,402

    NUMBER OF             See footnote (1) to Item 4

      SHARES

   BENEFICIALLY

     OWNED BY

       EACH

    REPORTING

   PERSON WITH
         6         SHARED VOTING POWER                         1,820,000

                   See footnote (1) to Item 4
         7         SOLE DISPOSITIVE POWER                       824,402

                   See footnote (1) to Item 4
         8         SHARED DISPOSITIVE POWER            1,820,000

                   See footnote (1) to Item 4
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     2,644,402
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


                                                                            |X|
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                    10.6%
12       TYPE OF REPORTING PERSON*

                                    IN
                               -------- ---------



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CUSIP No. 749207106                    Schedule 13G            Page 3 of 6 Pages



1        NAME OF REPORTING PERSON                           RJM PROPERTIES, LTD.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)
                                                                      (b)   [X]
3        SEC USE ONLY
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Texas

                   5      SOLE VOTING POWER                                 0

    NUMBER OF

      SHARES       6      SHARED VOTING POWER                       1,820,000

   BENEFICIALLY               See footnote (1) to Item 4.

     OWNED BY
                   7      SOLE DISPOSITIVE POWER                            0
       EACH

    REPORTING      8      SHARED DISPOSITIVE POWER                  1,820,000

   PERSON WITH                See footnote (1) to Item 4.


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              1,820,000
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                               7.3%
12       TYPE OF REPORTING PERSON*

                                    PN
                               -------- ---------



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CUSIP No. 749207106                    Schedule 13G            Page 4 of 6 Pages




         (a)      Name of Issuer:

                  RAC Financial Group, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1250 West Mockingbird Lane
                  Dallas, Texas 75247

Item 2.

         (a)      Name of Person Filing:


                  Ronald M. Mankoff


                  RJM Properties, Ltd.

(b)      Address of Principal Business Office
         or, if none, Residence:

         5950 Berkshire, Suite 550
         Dallas, Texas 75225

         5950 Berkshire, Suite 550
         Dallas, Texas 75225
         (c)      Citizenship:

                  Ronald M. Mankoff - United States
                  RJM Properties, Ltd. - Texas

         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value

         (e)      CUSIP No.:

                  749207106

Item 3.           Not Applicable.

Item 4.           Ownership.

         The following information relates to the reporting person's ownership of Common Stock, $.01 par value, of the issuer as of December 31, 1996.




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CUSIP No. 749207106                    Schedule 13G            Page 5 of 6 Pages

                                        Ronald M. Mankoff   RJM Properties, Ltd.


(a)      Amount Beneficially            2,644,402(1)        1,820,000
         Owned:

(b)      Percent of Class:              10.6%               7.3%


(c)      Number of Shares as to
         Which Such Person
         Has:

         (i)  Sole power to vote
                 or to direct the vote:  824,402(2)          0

         (ii) shared power to vote
                 or to direct the vote:  1,820,000(3)        1,820,000(3)

         (iii) sole power to
                 dispose
                 or to direct the
                 disposition of:         824,402(2)          0

          (iv) shared power to
                 dispose or to direct
                 the disposition of;     1,820,000(3)        1,820,000(3)


Item 5.           Ownership of Five Percent or Less of a Class.

                           If this  statement  is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.

(1) The figure of 2,644,402 shares includes 1,820,000 shares owned by RJM Properties, Ltd. See footnote 3. (2) Mr. Mankoff individually owned 409,308 shares as of December 31, 1996 and had options, exercisable within 60 days of December 31, 1996, for an additional 33,334 shares. The figure of 824,402 shares, in addition to the shares described in the preceding sentence, also includes 381,760 shares owned by the Donald Rubin Children's Trust, of which Mr. Mankoff is the sole trustee.
(3) RJM Properties, Ltd. is a Texas limited partnership in which SFA Mortgage Company ("SFA") is the sole general partner. SFA is owned 50% by Mr. Mankoff and 50% by Mr. Mankoff's wife.




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CUSIP No. 749207106                    Schedule 13G            Page 6 of 6 Pages





Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  Not Applicable.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 1997

                                             RONALD M. MANKOFF

                                             RJM PROPERTIES, LTD.


                                             By:  /s/ Ronald M. Mankoff
                                                Authorized signatory

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